SUB-ITEM 77K:  Submission of matters to a vote of security holders

Due to independence matters under the Securities and Exchange Commission's auditor independence rules relating to the January 4, 2010 acquisition of Delaware Investments
(including Delaware Management Company) by Macquarie Group, Ernst & Young LLP ("E&Y")
has resigned as the independent registered public accounting firm for Delaware Investments
Colorado Municipal Income Fund, Inc. (the "Fund") effective May 27, 2010.  At a meeting held on
February 18, 2010, the Board of Directors of the Fund, upon recommendation of the Audit
Committee, selected PricewaterhouseCoopers LLC ("PwC") to serve as the independent registered public accounting firm for the Fund for the fiscal year ending March 31, 2011.  During the fiscal years ended March 31, 2009 and March 31, 2010, E&Y's audit reports on the financial statements of the Fund did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.  In addition, there were no disagreements between the Fund and E&Y on accounting principles, financial statements disclosures or audit scope, which, if not resolved to the satisfaction of E&Y, would have caused them to make reference to the disagreement in their reports.  Neither the Fund nor anyone on its behalf has consulted with PwC at any time prior to their selection with respect to the application of accounting principles to a specified transaction, either completed or proposed or the type of audit opinion that might be rendered on the Fund's financial statements